September 30, 2011
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3010
Attention: Ms. Sonia Barros
     Ms. Sandra B. Hunter

RE:	INREIT Real Estate Investment Trust Registration Statement on Form 10-12G Supplemental Response Received September 2, 2011 File No. 000-54295
Ms. Barros and Ms. Hunter:
On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), this letter responds to the Staff’s comments presented in the letter dated September 26, 2011. For the Staff’s convenience, each of the Responses is preceded by the related Staff Comment.
General

Comment 1.	We await the filing of your amended Form 10 as represented in your previous responses.

Response 1.	Amendment No. 4 to the Registration Statement was filed contemporaneously with this response letter. The amendment incorporates the following changes referenced in our response letters dated August 10, 2011 and September 2, 2011:

	1.	Addition of the paragraph referenced in response 2 contained in the August 10, 2011 response letter. See page 62 of Amendment No. 4.

	2.	Revision to the financial statement notes referenced in the last paragraph of response 3 contained in the August 10, 2011 response letter. See page 13 of the footnotes to the financial statements.

	3.	Revision of the disclosure referenced in item 1 immediately above as indicated in response 2 contained in the September 2, 2011 response letter. See page 62 of Amendment No. 4.

Securities and Exchange Commission
September 30, 2011

Note 17 — Related Party Transactions, page 28

Comment 2.	We note your response to prior comment 3. We continue to question your policy of allocating 50% of the acquisition fee paid to your advisor to financing costs without regard to the amount of financing obtained. In future filings, please revise your accounting to only record direct costs incurred in connection with the issuance of debt as financing costs at the time of the acquisition of a property. It is not appropriate to allocate part of the acquisition fees to financing costs without considering the amount of financing obtained, if any, at that time.

Response 2.	The Trust acknowledges the above comment.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton
In responding to the Staff’s comments in the above response letter dated September 30, 2011, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
INREIT Real Estate Investment Trust

By:	/s/ Kenneth P. Regan
Name: Kenneth P. Regan
Title: Chief Executive Officer